EXHIBIT (c)(5)

MEMORANDUM

TO: John McQueen

DATE: November 7, 2003

RE: MPSI—Going Private Transaction

As the sole disinterested director on the MPSI board, the board has entrusted you with the responsibility of determining the price MPSI will pay for the stock of shareholders who are cashed out in the proposed going private transaction.

In carrying out this task, I encourage you to consult with such persons as you believe will assist you. While the size of the transaction and MPSI’s financial situation do not permit MPSI to retain an investment banker or other valuation expert to issue an opinion regarding the fairness of the price, I recommend that you utilize the resources available at MPSI in making your determination.

Your task is to determine a “fair” price for MPSI stock. “Fair price” does not mean the highest price financeable or the highest price that a fiduciary could afford to pay. Rather, “fair price” typically means a price that a reasonable seller, under all of the circumstances and in an arms’length transaction, would regard as within a range of fair value.

The first indicator of fair price is the market price of MPSI stock. While you must consider this price, it should not be the sole factor you consider in your valuation, particularly in light of the low volume of trading in MPSI stock (a reason the board has cited in going private).

The Delaware case law states that you are trying to determine the “intrinsic” value of the stock and in so doing you must consider market price, asset value, dividends, earning prospects, the nature of the enterprise and any other facts which could be ascertained except that you must exclude from your determination any benefits arising solely from the going private transaction itself, e.g. the substantial cost savings the board believes will be achieved by going private.

You must value MPSI (and thereby its stock) on a “going concern” basis (although one of the net asset value test that I describe below is actually a liquidation test). You should not assess any discount for the minority or nonmarketable nature of the stock.

Tests in addition to market value which have been used by the Delaware courts include the following:

1.	Net asset value. This is really a liquidation test even though you are generally required to value the company on a going concern basis. Net asset value should generally reflect MPSI’s net worth as shown on the MPSI balance sheet unless some assets were carried on the balance sheet at less than their fair market values.

2.	Earnings. Under this test, you look at the average annual income of the company over a period of time, typically five years, and multiply that by a factor commonly applied to companies like MPSI.

3.	Present value of projected future cash flows. This test appears to be favored by Delaware courts in recent years. It requires that you (a) estimate future cash flows over a period of years, (b) estimate a terminal or residual value as of the end of the projection period and (c) discount both the future cash flows and the residual value by the cost of capital. This test will require you to obtain assistance from MPSI management.

If I can be of further assistance in the performance of your task, please call me.